UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 2025

Commission File Number: 001-42205

Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two,

Singapore 038989

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Entry Into Material Definitive Agreements

On October 2, 2025, Helport AI Limited (the “Company”), entered into a subscription agreement (the “Youth Spring Subscription Agreement”) with Youth Spring Limited, a Samoa company (“Youth Spring”). Pursuant to the Youth Spring Subscription Agreement, Youth Spring agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Youth Spring, an aggregate of 125,000 ordinary shares of the Company, par value US$0.0001 per share, for an aggregate purchase price of $500,000, in accordance with Regulation S under the Securities Act of 1933, as amended (“Regulation S”).

The closing of the transaction contemplated by the Youth Spring Subscription Agreement took place on October 2, 2025. The entry into the Youth Spring Subscription Agreement and the transaction contemplated thereby have been approved by the Company’s board of directors.

On October 20, 2025, the Company entered into a subscription agreement (the “Fulberto Subscription Agreement”) with Fulberto Limited, a British Virgin Islands company (“Fulberto”). Pursuant to the Fulberto Subscription Agreement, Fulberto agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Fulberto, an aggregate of 250,000 ordinary shares of the Company, par value US$0.0001 per share, for an aggregate purchase price of $1,000,000, in accordance with Regulation S.

The closing of the transaction contemplated by the Fulberto Subscription Agreement took place on October 20, 2025. The entry into the Fulberto Subscription Agreement and the transaction contemplated thereby have been approved by the Company’s board of directors.

The foregoing summaries of the Youth Spring Subscription Agreement and the Fulberto Subscription Agreement are subject to, and qualified in their entirety by, such documents. Copies of the two subscription agreements are attached hereto as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Helport AI Limited

By:	/s/ Guanghai Li
Name:	Guanghai Li
Title:	Chief Executive Officer

Date: October 23, 2025

EXHIBIT INDEX

Exhibit No.	Description
10.1	Subscription Agreement dated October 2, 2025 by and between Helport AI Limited and Youth Spring Limited
10.2	Subscription Agreement dated October 20, 2025 by and between Helport AI Limited and Fulberto Limited

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